Exhibit 10.8

[Date]

[Name]

[Address]

Re: Offer of Employment

Dear [Name]:

You are currently employed by Alto Neuroscience, Inc. (the “Company”) in the position of [POSITION] (“[abbreviated title]”) with an original start date of [INSERT].1 Your employment is subject to the terms and conditions set forth in this letter agreement (the “Agreement”). Certain terms set forth herein are defined in Section 8 below.

1. Employment by the Company. The effective date of this agreement is [DATE] (the “Effective Date”). This is an exempt position, and during your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies. You shall perform such duties as are required by the [SUPERVISOR]2, to whom you will report. You represent to the Company that you are not subject to or a party to any employment agreement, non-competition covenant, or other agreement that would be breached by, or prohibit you from, executing this Agreement and performing fully your duties and responsibilities hereunder. Your primary work location shall be [LOCATION]3. The Company reserves the right to reasonably require you to perform your duties at places other than your primary work location from time to time, and to require reasonable business travel. The Company may modify your job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

2. Compensation.

2.1 Base Salary. For services to be rendered hereunder, you shall receive a base salary at the rate of $[#####]4 per year, as adjusted from time to time (the “Base Salary”), subject to standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule. Your base salary is subject to annual review and may be modified by the Company in its sole discretion.

[1]

Note to Draft: This language should be revised before using this agreement for new hires. Also, additional sections can be added to describe any equity grants, signing bonuses and relocation assistance that will be provided.

[2]	CEO: “Board of Directors”; Others: insert direct supervisor
[3]	Insert: “Company’s offices located in Los Altos, California” or “Remote”
[4]	Insert current Base Salary.

2.2 Annual Bonus. During your employment, you will be eligible for an annual discretionary bonus with a target amount of up to ____%5 of your then current annual Base Salary, prorated for the number of days employed in a calendar year (the “Annual Bonus”). Whether you receive an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined by the Board of Directors of the Company (the “Board”) in its discretion based upon the achievement of corporate and/or individual objectives and milestones that are determined in the sole discretion of the Board. You must continue to be employed through the date the Annual Bonus is paid in order to earn such bonus. The Annual Bonus, if any, shall be paid to you in a lump sum no later than March 15th of the calendar year that follows the performance year, subject to applicable payroll deductions and withholdings.

3. Reasonable Business Expenses. You will be eligible for reimbursement of all reasonable, necessary and documented out-of-pocket business, entertainment, and travel expenses incurred by you in connection with the performance of your duties hereunder in accordance with the Company’s expense reimbursement policies and procedures.

4. Company Policies; Standard Company Benefits.

4.1 The employment relationship between the parties shall be governed by the general employment policies and practices of the Company, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

4.2 You shall be entitled to participate in all employee benefit programs for which you are eligible under the terms and conditions of the benefit plans that may be in effect from time to time and provided by the Company to its employees. The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.

5. At-Will Employment. Your employment relationship is at-will. Either you or the Company may terminate the employment relationship at any time, with or without cause or advance notice.

6. Outside Activities During Employment. Except with the prior written consent of the Company’s [______________]6, you will not during the term of your employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which you are a passive investor in which you own less than one percent (1%) of the total outstanding shares of a publicly traded company. You may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder. You agree not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise.

7. Termination.

7.1 Term and Termination. The term of this Agreement shall be the period commencing on the Effective Date and ending on the date that this Agreement is terminated by either party pursuant to the provisions of this Agreement. Subject to the terms and conditions set forth herein, either the Company or you may terminate your employment at any time, with or without Cause. Upon termination of your employment for any reason, you shall resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

[5]	Insert current target amount of Base Salary.
[6]	CEO: “Board of Director”; Others: “CEO”

7.2 Compensation upon Termination. Upon the termination of your employment for any reason, the Company shall pay you all of your accrued and unpaid wages earned through your last day of employment (the “Separation Date”).

7.3 Severance Benefits upon a Termination without Cause. If you are subject to a Termination without Cause (that does not occur within the Change in Control Period, and provided that you remain in compliance with the terms of this Agreement (including the conditions described in Section 7.6 below), the Company shall provide you with the following benefits (the “Severance Benefits”):

(a) Cash Severance. The Company shall pay you, as severance, the equivalent of [####]7 months (the “Severance Period”) of your Base Salary in effect as of the Separation Date, subject to standard payroll deductions and withholdings (the “Severance”). The Severance will be paid as a continuation on the Company’s regular payroll, beginning no later than the first regularly-scheduled payroll date following the first full payroll cycle after the Separation Agreement (as discussed in Section 7.6) has become effective (the “Severance Commencement Date”); provided that on the Severance Commencement Date, the Company shall pay you in a lump sum the aggregate amount of the cash severance payments that the Company would have paid you through such date had the payments commenced on the effective date of termination through the Severance Commencement Date.

(b) Payment of Continued Group Health Plan Benefits. If you are eligible for and timely elect continued group health plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any state law of similar effect (“COBRA”) following your Termination without Cause, the Company will pay your COBRA group health insurance premiums for you and your eligible dependents in a lump sum equal to the aggregate amount of payments that the Company would have paid for [____]8 months, to be paid on the first regularly-scheduled payroll date following the first full payroll cycle after the Separation Agreement (as discussed in Section 7.6) has become effective. For purposes of this Section, references to COBRA premiums shall not include any amounts payable by you under a Section 125 plan under the Code.

7.4 Severance Benefits upon an Involuntary Termination during Change in Control Period. If you are subject to an Involuntary Termination during the Change in Control Period, and provided that you remain in compliance with the terms of this Agreement (including the conditions described in Section 7.6 below), the Company shall provide you with the following change in control severance benefits (the “Change in Control Severance Benefits”):

(a) Cash Severance. The Company shall pay you, as severance, the equivalent of [####]9 months (the “CIC Severance Period”) of your Base Salary in effect as of the Separation Date, subject to standard payroll deductions and withholdings (the “CIC Severance”). The CIC Severance will be paid in a lump sum on the first regularly-scheduled payroll date following the first full payroll cycle after the Separation Agreement (as discussed in Section 7.6) has become effective.

[7]	CEO: “twelve (12)”; Others: “six (6)”
[8]	CEO: “twelve (12)”; Others: “six (6)”
[9]	CEO: “twelve (12)”; Others: “six (6)”

(b) Target Annual Bonus. In addition, you will receive a payment equal to the Annual Bonus that you would have been entitled to receive if corporate and/or individual objectives and milestones were fully achieved for the calendar year in which the Separation Date occurs (less standard payroll deductions and applicable withholdings), to be paid in a lump sum on the first regularly-scheduled payroll date following the first full payroll cycle after the Separation Agreement (as discussed in Section 7.6) has become effective.

(c) Payment of Continued Group Health Plan Benefits. If you are eligible for and timely elect continued group health plan coverage COBRA following your Involuntary Termination, the Company will pay your COBRA group health insurance premiums for you and your eligible dependents in a lump sum equal to the aggregate amount of payments that the Company would have paid for [____]10 months, to be paid on the first regularly-scheduled payroll date following the first full payroll cycle after the Separation Agreement (as discussed in Section 7.6) has become effective. For purposes of this Section, references to COBRA premiums shall not include any amounts payable by you under a Section 125 plan under the Code.

(d) Accelerated Vesting. Effective as of the later of the Separation Date or the effective date of the Change in Control, the vesting and exercisability of all outstanding stock options and other equity awards covering the Company’s common stock that are held by you immediately prior to the Separation Date shall accelerate vesting in full, including awards that would vest only upon the satisfaction of performance criteria (which percentage of the performance-based awards shall vest at the higher of target (100%) level of performance or actual achievement measured as of the date of your Involuntary Termination).

For the avoidance of doubt, in no event shall you be entitled to benefits under both Section 7.3 and this Section 7.4. If you are eligible for benefits under both Section 7.3 and this Section 7.4, you shall receive the benefits set forth in this Section 7.4 and such benefits shall be reduced by any benefits previously provided to you under Section 7.3.

7.5 Termination for Cause; Resignation Without Good Reason; Death or Disability. If you resign without Good Reason, or the Company terminates your employment for Cause, upon dissolution or cessation of the Company, or upon your death or disability, then (a) you will no longer vest in any equity awards, (b) all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned), and (c) you will not be entitled to any Severance Benefits or Change in Control Severance Benefits.

7.6 Conditions to Receipt of Severance Benefits and Change in Control Severance Benefits. The receipt of the Severance Benefits and Change in Control Severance Benefits will be subject to you signing and not revoking a separation agreement and general release of claims in a form reasonably satisfactory to the Company (the “Separation Agreement”) by no later than the sixtieth (60th) day after the Separation Date (“Release Deadline”). No Severance Benefits or Change in Control Severance Benefits will be paid or provided until the Separation Agreement becomes effective.

[10]	CEO: “twelve (12)”; Others: “six (6)”

8. Definitions.

8.1 Cause. For purposes of this Agreement, “Cause” for termination means: (a) commission or plea of guilty or nolo contendere to any felony or crime involving dishonesty or moral turpitude; (b) participation in any fraud against the Company; or (c) material breach of your duties to the Company after written notice from the Company and an opportunity to cure.

8.2 Change in Control. For purposes of this Agreement, a “Change in Control” shall have the meaning as set forth in the Company’s 2019 Equity Incentive Plan, or any successor equity plan adopted by the Company (the “Company Equity Plan”).

8.3 Change in Control Period. For purposes of this Agreement, the “Change in Control Period” means the period commencing sixty (60) days prior to a Change in Control and ending twelve (12) months following such Change in Control.

8.4 Code. For purposes of this Agreement, “Code” means the U.S. Internal Revenue Code of 1986 (as it has been and may be amended from time to time) and any regulations and guidance that has been promulgated or may be promulgated from time to time thereunder and any state law of similar effect.

8.5 Disability. For purposes of this Agreement, “Disability” shall have the meaning as set forth in the Company Equity Plan.

8.6 Good Reason. For purposes of this Agreement, you shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without your prior written consent: (a) a material reduction in your Base Salary, which the parties agree is a reduction of at least 10% of your Base Salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (b) a material reduction in your duties (including responsibilities and/or authorities); or (c) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then current principal place of employment immediately prior to such relocation. In order to resign for Good Reason, you must provide written notice to the Company within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company not later than 30 days after the expiration of the cure period.

8.7 Involuntary Termination. For purposes of this Agreement, “Involuntary Termination” means a termination of your employment with the Company pursuant to either (i) a Termination without Cause, or (ii) your resignation for Good Reason, and provided in either case such termination constitutes a Separation from Service. An Involuntary Termination does not include any other termination of your employment, including a termination due to your death or disability.

8.8 Separation from Service. For purposes of this Agreement, “Separation from Service” means a “separation from service”, as defined under Treasury Regulation Section 1.409A-1(h).

8.9 Termination without Cause. For purposes of this Agreement, “Termination without Cause” means a termination of your employment by the Company without Cause (other than as a result of your death or Disability).

9. Proprietary Information Obligations. As a condition of employment, you shall execute and abide by the Company’s standard form of At-Will Employment, Confidential Information, Inventions Assignment and Arbitration Agreement (the “Confidentiality Agreement”), attached as Exhibit A. In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

10. Section 409A. It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations Sections 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For all purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulations Sections 1.409A 2(b)(2)(i) and (iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the first date following expiration of the six-month period following the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period (the “Deferred Payment Date”), all payments deferred pursuant to this Paragraph shall be paid in a lump sum to you with interest based on the Applicable Federal Rate (AFR) in effect as of the Deferred Payment Date, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release Deadline occurs in the calendar year following the calendar year of your Separation from Service, the Separation Agreement will not be deemed effective any earlier than the Release Deadline for purposes of determining the timing of provision of any severance benefits.

11. Agreement to Arbitrate. To the fullest extent permitted by applicable law, you and the Company will submit solely to final, binding and confidential arbitration as set forth in the At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement between you and the Company any and all disputes, claims, or causes of action arising from or relating to: (i) the negotiation, execution, interpretation, performance, breach or enforcement of this Agreement; or (ii) your employment with the Company (including but not limited to all statutory claims); or (iii) the termination of your employment with the Company (including but not limited to all statutory claims).

12. General Provisions. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between you and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the parties’ agreement with regard to this subject matter. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations, including the Offer of Employment by and between you and the Company dated [______]11. Modifications or amendments to this Agreement, other than those changes expressly reserved to the Company’s discretion in this letter, must be made in a written agreement signed by you and the Company’s Chief Executive Officer12. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties. Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement. This Agreement is intended to bind and inure to the benefit of and be enforceable by you and the Company, and their respective successors, assigns, heirs, executors and administrators. The Company may freely assign this Agreement, without your prior written consent. You may not assign any of your duties hereunder and you may not assign any of your rights hereunder without the written consent of the Company. This Agreement shall become effective as of the Effective Date and shall terminate upon your termination of employment with the Company. The obligations as forth under Sections 7, 8, 9, 10, and 11. will survive the termination of this Agreement. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

[11]	Insert prior offer letter date applicable to each executive.
[12]	For CEO insert “Board”.

If you have any questions about this Agreement, please do not hesitate to call me.

Best regards,

ALTO NEUROSCIENCE, INC.

[Name]
[Title]

Accepted and agreed:

[EMPLOYEE NAME]

Date: _________________________

Exhibit A

AT-WILL EMPLOYMENT, CONFIDENTIAL INFORMATION, INVENTIONS ASSIGNMENT AND

ARBITRATION AGREEMENT